   As filed with the Securities and Exchange Commission on February 4, 2000
                                                Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM S-3
                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

                           NPS PHARMACEUTICALS, INC.
             (Exact name of Registrant as specified in its charter)

Delaware                                   420 Chipeta Way                                 87-0439579
(State or other jurisdiction of    Salt Lake City, Utah 84108-1256  (IRS Employer Identification No.)
incorporation or organization)              (801) 583-4939

         (Address and telephone number of principal executive offices)

                        James U. Jensen, Vice President
                    Corporate Development and Legal Affairs
                           NPS Pharmaceuticals, Inc.
                                420 Chipeta Way
                        Salt Lake City, Utah 84108-1256
                                 (801) 583-4939
     (Name, address, and telephone number of agent for service of process)
                                   Copies to:
       Rodd M. Schreiber, Skadden, Arps, Slate, Meagher & Flom (Illinois)
                 333 West Wacker Drive, Chicago, Illinois 60606
                                 (312) 407-0700


        Approximate date of commencement of proposed sale to the public:
   As soon as practicable after the Registration Statement becomes effective.

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for same offering. [_]

  If this Form is a post-effective amendment file pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

                                                      Proposed Maximum    Proposed Maximum
                                       Amount to be    Offering Price    Aggregate Offering      Amount of
 Title of Securities to be Registered   Registered      Per Share (1)        Price (1)        Registration Fee
--------------------------------------------------------------------------------------------------------------
 Common Stock (par value $ .001)       3,900,000         $13.8125            $53,868,750         $14,221.35
--------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c). The price per share and aggregate offering price are based upon the average of the high and low prices of the Registrant's Common Stock on January 31, 2000 as reported on the Nasdaq Stock Market.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROSPECTUS              SUBJECT TO COMPLETION DATED FEBRUARY 4, 2000
----------------------

                               3,900,000 Shares

                                    [LOGO]

                              NPS PHARMACEUTICALS

                                  Common Stock


This prospectus relates to the public offering, which is not being underwritten, of 3,900,000 shares of our common stock by some of our current stockholders. These stockholders acquired the shares directly from us in a private placement completed on February 3, 2000. We will not receive any proceeds from sale of these shares.

The selling stockholders may sell the shares at prices determined by the prevailing market price for the sales or in negotiated transactions. The selling stockholders may also sell the shares to or with the assistance of broker-dealers, who may receive compensation in excess of their customary commissions.

Our Common Stock is traded on the Nasdaq Stock Market under the symbol NPSP. On February 3, 2000 the last reported sale price of our Common Stock on Nasdaq was $15.3125 per share.

   Before buying any shares you should read the discussion of material risks of investing in common stock in "Risk Factors" beginning on page 12.



Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                The date of this Prospectus is February 4, 2000


The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the Registration Statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                               TABLE OF CONTENTS
                                                                            Page
                                                                            ----
Forward-Looking Statements................................................    3
Selling Stockholders......................................................    3
Use of Proceeds...........................................................    4
Business..................................................................    5
Risk Factors..............................................................   12
Plan of Distribution......................................................   18
Legal Matters.............................................................   19
Experts...................................................................   19
Where You Can Find More Information.......................................   19
Information Not Required in Prospectus....................................   22
Signatures................................................................   24
Power of Attorney.........................................................   24
Exhibit Index.............................................................   26

                   _________________________________________

We have not authorized any person to give you any information or to make any representations other than those contained in this prospectus. You should not rely on any information or representations other than this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the common stock. It is not an offer to sell or a solicitation of an offer to buy securities if the offer or solicitation would be unlawful. The affairs of NPS Pharmaceuticals, Inc. may have changed since the date of this prospectus. You should not assume that the information in this prospectus is correct at any time subsequent to its date.

                           FORWARD-LOOKING STATEMENTS

  This prospectus includes forward-looking statements concerning our operations, economic performance and financial condition, including, in particular, our business strategy and means to implement the strategy, our goals, the markets we intend to compete in and the likelihood of our success in developing and expanding our business. These statements are based on a number of assumptions and estimates which are inherently subject to significant risks and uncertainties, many of which are beyond our control and reflect future business conditions which are subject to change. A variety of factors, some of which are set forth under "Risk Factors" in this prospectus, could cause actual results to differ materially from those anticipated and reflected in our forward-looking statements.

  Consequently, all of the forward-looking statements made or incorporated by reference in this prospectus are qualified by these cautionary statements, and you are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis, judgment, belief or expectation only as of the date of this prospectus. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this prospectus or to publicly release the results of any revisions to the forward-looking statements that may be made to reflect events or circumstances after the date of this prospectus. In addition to the disclosure contained in this prospectus, you should carefully review any disclosure of risks and uncertainties contained in other documents we file or have filed from time to time with the Securities and Exchange Commission according to the Securities Exchange Act of 1934, as amended.

                              SELLING STOCKHOLDERS

  We are registering all 3,900,000 shares covered by this prospectus on behalf of the selling stockholders named in the table below. We issued all of the shares to the selling stockholders in a private placement transaction. We have registered the shares to permit the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares from a selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when they deem appropriate.

  The following table sets forth the name of each of the selling stockholders, the number of shares owned by each of the selling stockholders, the number of shares that may be offered under this prospectus, and the number of shares of our common stock owned by each of the selling stockholders as of February 3, 2000, the number of shares that may be offered under this prospectus and the number of shares of our common stock owned by each of the selling stockholders after this offering is completed. Except as set forth in the table below, none of the selling stockholders has had a material relationship with us within the past three years other than as a result of the ownership of the shares or other securities of NPS. The number of shares in the column "Number of Shares Being Offered" represent all of the shares that each selling stockholder may offer under this prospectus. We do not know how long the selling stockholders will hold the shares before selling them and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.

                                                  Shares Beneficially
                                                Owned Prior to Offering
                                                -----------------------
Name of Selling                                                            Number of Shares    Shares Beneficially
 Stockholder                                   Number          Percent      Being Offered      Owned After Offering
 -----------                                   ------          -------      -------------      --------------------
AIM Global Fund Inc.                           84,000             *              84,000                 --
AIM Global Health Sciences Fund               168,000             *             168,000                 --
Aries Domestic Fund II, L.P.                    2,569             *               2,569                 --
Aries Domestic Fund, L.P.                      15,241             *              15,241                 --
Ashton Partners, L.L.C.                        10,000             *              10,000                 --
BayStar Capital, L.P.                         150,000             *             150,000                 --
BayStar International, Ltd.                    50,000             *              50,000                 --
Bershaw & Co., c/o Citibank Canada             20,000             *              20,000                 --
Caduceus Capital II, L.P.                      23,000             *              23,000                 --
Casurina Limited Partnership                   20,000             *              20,000                 --
Clarion Partners, L.P.                         14,400             *              14,400                 --
Clarion Offshore Fund, Ltd.                     5,600             *               5,600                 --
EGM Medical Technology Fund LP                 14,000             *              14,000                 --
EGM Medical Technology Offshore Fund           11,000             *              11,000                 --
Goldfischer, Carl                              10,000             *              10,000                 --
Invesco Global Health Sciences Fund           263,000            1.1            263,000                 --
Invesco Health Sciences Fund                  596,700            2.5            596,700                 --
Invesco Small Company Growth Fund             141,350             *             141,350                 --
Invesco VIF - Health Sciences Fund             13,300             *              13,300                 --
Invesco VIF - Small Company Growth Fund           850             *                 850                 --
IRT Small Company Growth Fund                   3,600             *               3,600                 --
Janus Investment Fund                         850,000            3.6            850,000                 --
Kelly, James C.                                10,000             *              10,000                 --
Maxim Invesco Small-Cap Growth Portfolio       29,200             *              29,200                 --
MCP Global Corp., Ltd.                         25,000             *              25,000                 --
Meriken Nominees Ltd.                          15,000             *              15,000                 --
Merlin BioMed International                    60,000             *              60,000                 --
Merlin BioMed, L.P.                            40,000             *              40,000                 --
Moore Global Investments, Ltd.                160,000             *             160,000                 --
MRM Life                                       10,000             *              10,000                 --
Narragansett I, L.P.                           36,500             *              36,500                 --
Narragansett Offshore, Ltd.                    13,500             *              13,500                 --
Oakpoint Asset Management                      10,000             *              10,000                 --
Park Place International, Ltd.                 50,000             *              50,000                 --
Prism Partners I Offshore Fund                  7,500             *               7,500                 --
Prism Partners I, L.P.                         52,500             *              52,500                 --
Prism Partners II Offshore Fund                15,000             *              15,000                 --
Putnam Capital Appreciation Fund               68,200             *              68,200                 --
Putnam Health Sciences Trust                  476,000            2.0            476,000                 --
Putnam Investment Funds - Putnam
  Capital Opportunities Fund                   31,800             *              31,800                 --
Putnam Variable Trust - Putnam
  VT Health Sciences Fund                      24,000             *              24,000                 --
PW Eucalyptus Fund, LLC                        70,500             *              70,500                 --
PW Eucalyptus Fund, Ltd.                        4,500             *               4,500                 --
Remington Investment Strategies, L.P.          40,000             *              40,000                 --
Salerno, Deborah                               10,000             *              10,000                 --
The Aries Master Fund                          32,190             *              32,190                 --
The Great-West Life Assurance Company         136,900             *              52,300               84,600
The Great-West Life Assurance Company          20,000             *               7,700               12,300
United Capital Management, Inc.                60,000             *              60,000                 --
Winchester Global Trust Company Limited
  As Trustee for Caduceus Capital Trust        22,000             *              22,000                 --

*means less than 1%

                                USE OF PROCEEDS

  We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

                                    BUSINESS

Overview

     NPS Pharmaceuticals, Inc. is a biopharmaceutical company with headquarters in Salt Lake City, Utah, and additional operations in Toronto (Mississauga), Ontario, Canada. We conduct our operations in Canada under the name "NPS Allelix Corp". We engage in drug discovery and development of small, orally active drug candidates and of recombinant peptides. The Company uses a blend of partnered initiatives and proprietary efforts to fund and pursue its discovery, development and market efforts

     On December 23, 1999 the Company acquired Allelix Biopharmaceuticals Inc., a biopharmaceutical company based in Ontario, Canada. Under the arrangement, Allelix shareholders who were U.S. residents received NPS common shares. Allelix shareholders who were Canadian residents could elect to receive either NPS common shares or shares of NPS Allelix Inc., the Canadian parent of NPS Allelix Corp. and which company is a subsidiary of NPS, that are exchangeable one for one into NPS common shares. The exchangeable shares are, as nearly as practicable, the functional and economic equivalent of NPS common shares. NPS common shares trade on Nasdaq, while shares of NPS Allelix Corp., which mirror the NPS common shares, trade on The Toronto Stock Exchange under the symbol "NX".

     At the conclusion of the acquisition the name of Allelix Biopharmaceuticals was changed to NPS Allelix Corp. The discussion contained in this section reflects the combined company and does not distinguish between what was formerly NPS' business and what was formerly Allelix's business. References to "us," "the Company," "we" or "NPS" refer to the combined company.

     We are engaged in the discovery and development of human therapeutics that are intended to address a variety of important diseases. Our most advanced programs focus on the development of human therapeutics for the treatment of hyperparathyroidism (HPT) and osteoporosis. We also have ongoing clinical development efforts for drugs to treat gastrointestinal disorders and disorders of the central nervous system, including neuroprotection in stroke and head trauma as well as epilepsy and bipolar disorder. In addition, we are pursuing several discovery programs that are extensions of our research on calcium receptors and ion channels, and we periodically consider other late-stage development candidates for potential in-license or collaboration opportunities.

     We currently have three products in late-stage clinical trials: a second generation Calcimimetic for HPT, ALX 1-11 (recombinant human parathyroid hormone) for osteoporosis, and ALX 0600 for short bowel syndrome and intestinal atrophy due to chemotherapy treatment.

     Our Calcimimetic program for HPT is partnered with Amgen Inc. and Kirin Brewery Company, Ltd. Calcimimetics are small molecules that stimulate calcium receptors on parathyroid cells to regulate the secretion of parathyroid hormone. Amgen is currently conducting Phase II trials under the Calcimimetic program. The HPT program arose from our pioneering work on a cell surface receptor, termed the "calcium receptor." This receptor senses levels of extracellular calcium and plays a key role in regulating the amount of calcium in the body involved in numerous physiological processes.

     We are approaching osteoporosis on two fronts: development of injectable recombinant parathyroid hormone and development of small molecule therapeutics. We are preparing to start Phase III clinical trials with our injectable recombinant parathyroid hormone, ALX 1-11. We also have a collaboration with SmithKline Beecham centered on discovery and development of small molecules active at the calcium receptor of parathyroid tissue for the treatment of osteoporosis.

     Our efforts to develop therapeutics to treat gastrointestinal disorders are focused on the development of ALX 0600. This product is a glucagon-like peptide-2 (GLP-2), a proprietary peptide which is an analog of the natural peptide hormone but with significantly enhanced biological activity. We are currently engaged in a pilot Phase II study with ALX 0600 in patients with short bowel syndrome.

     Our neuroprotection program is based on our work on small molecules with novel activity at the NMDA (N-methyl-D-aspartate) subtype of glutamate receptor-operated calcium channels. Our NMDA receptor technology forms the basis for our neuroprotection program for ischemic stroke and head trauma. The epilepsy/bipolar disorder program is based on our work on small molecules that belong to the same chemical class as valproic acid but are structurally distinct and have significantly different biological properties.

Clinical Development Programs and Partnered Preclincal Programs

The following chart summarizes the status of our clinical development programs and partnered clinical programs:

Development Program       Compound               Classification           Status     Commercial Rights
------------------------------------------------------------------------------------------------------
 Hyperparathyroidism
   Primary HPT            Calcimimetics     Parathyroid hormone release   Phase II     Amgen, Kirin
                                            inhibitors

   Secondary HPT          Calcimimetics     Parathyroid hormone release   Phase II     Amgen, Kirin
                                            inhibitors

------------------------------------------------------------------------------------------------------
 Osteoporosis
   Increased Bone         ALX 1-11          Recombinant human             Phase II     NPS
   Mineral Density and                      parathyroid hormone           complete
   Fracture Reduction

   Increased Bone         TBA               Stimulator of endogenous      Preclinical  SmithKline, NPS
   Mineral Density and                      parathyroid hormone release
   Fracture Reduction

------------------------------------------------------------------------------------------------------
 GI Disorders
   Short Bowel            ALX 0600          Glucagon-like Peptide 2       Phase II     NPS
   Syndrome                                 Analog

------------------------------------------------------------------------------------------------------
 CNS Disorders
   Stroke, Head           NPS 1506          NMDA receptor antagonists     Phase Ib     NPS
   Trauma

   Epilepsy, Bipolar      NPS 1776          Valproic acid substitute      Phase Ib     NPS
   Disorder                                 (Depakote(R))

   Migraine               ALX 0646          5HT - Selective agonist       Phase I      NPS

------------------------------------------------------------------------------------------------------


Hyperparathyroidism Program

     Overview.   HPT is typically characterized as being either primary or
secondary. Primary HPT is an age-related disorder that results from excessive secretion of parathyroid hormone (PTH). PTH acts in the kidney and on bone to elevate the levels of calcium in the blood.) Symptoms of primary HPT may include bone loss, muscle weakness, depression, and cognitive dysfunction. There are currently no pharmaceutical therapies for the treatment of primary HPT. In severe cases, surgical removal of the affected parathyroid gland from the neck region is the only effective treatment.

     Secondary HPT results from other disease states and is most often associated with renal failure. Symptoms of secondary HPT include excessive bone loss, bone pain, and chronic, severe itching. Secondary HPT affects the vast majority of dialysis patients. Studies have shown that secondary HPT develops early in the course of renal failure, before patients start dialysis. Current treatments for secondary HPT address the disease indirectly and involve drug therapy with phosphate binders and/or Vitamin D. We believe that these therapies have certain disadvantages. For example, phosphate binders are not well tolerated by many people and calcitriol often leads to hypercalcemia and hyperphosphatemia, which can exacerbate the underlying disease and in many patients is ineffective. In severe cases, surgery may be required to remove all or some of the parathyroid glands.

Calcimimetics

     The results of preclinical and clinical trials conducted by us, Kirin, and Amgen have indicated that calcimimetic compounds could be effective in treating both types of HPT. We have entered into agreements with Amgen and Kirin relating to the development and commercialization of these calcimimetic compounds for treating HPT.

     Development Status. Amgen began Phase II trials in primary and in secondary HPT in 1998 with a compound licensed from NPS. These trials are presently ongoing. In 1998, Amgen completed a Phase I safety trial of this second generation compound early in the Calcimimetic program, NPS and Amgen conducted a series of trials with a first generation Calcimimetic compound, NPS R-568. These trials included two Phase I safety and tolerance studies, a multisite Phase I/II study in women with mild, primary HPT and a pilot Phase I/II study in kidney dialysis patients with secondary HPT. Kirin has conducted clinical trials in Japan, including a Phase I/II study in dialysis patients with secondary HPT. NPS believes the second-generation compound has a more favorable metabolic and kinetic profile than NPS R-568 in the HPT patient population. Kirin is also developing a second generation compound. The use of Calcimimetics by either Amgen or Kirin is subject to royalty and milestone obligations to NPS. There can be no assurance that clinical trials will proceed as indicated or that any compound for the treatment of HPT will prove safe and/or effective, meet applicable regulatory standards, or be successfully marketed. See "Risk Factors-Our product development programs are novel and, consequently, inherently risky. If we are unable to advance our products beyond the early stages of product development or demonstrate clinical efficacy, we will never commercialize a product." and "Risk Factors-If we lose our collaborative partners or if they do not apply adequate resources to our collaborations, our product development and profitability may suffer."

Osteoporosis Program

     Overview. Osteoporosis is characterized by the loss of bone mass and bone mineral density thereby increasing the risk of fractures. It is believed to affect more than 200 million people worldwide. In women, this condition typically occurs after menopause and the complications from these fractures can lead to hospitalization and death. Approximately 20% of osteoporosis patients are male.

     Demographic studies have shown that 50% of women over the age of 50 will suffer an osteoporosis-related fracture during their lifetime. In North America, 1.5 million individuals sustain a fracture related to this disease each year, including 300,000 hip fractures, resulting in a significant economic burden on the health care system. The National Osteoporosis Foundation in the United States estimates that a woman's risk of suffering a hip fracture is equal to her combined risk of developing breast, uterine and ovarian cancer. The National Institutes of Health estimate that, on a worldwide basis, more than 200 million people suffer from reduced bone mass, which contributes to more than 4 million fractures annually. Mortality in the first year following a hip fracture is 15% to 20%. The successful treatment of osteoporosis would result in the reduction of bone fractures, significantly improving quality of life and reducing health care costs associated with treatment and chronic care.

     Traditional treatments for osteoporosis include calcium supplements, Vitamin D compounds, estrogen replacement therapy, calcitonin, diet and exercise. In addition, a class of drugs known as bisphosphonates has been developed which slow the resorption of bone and, over several years, can increase bone mass by amounts ranging from 3% to 8%. Alendronate, marketed by Merck and Co., Inc. under the brand name Fosamax, is the most recently approved bisphosphonate and has demonstrated an increase in bone mineral density of 8% over three years and a reduction in the incidence of bone fractures by 50%. However, there is a widely recognized need for a treatment that can prevent fractures by replacing lost bone more rapidly. The Company believes that ALX 1-11, injectable recombinant human parathyroid hormone, may address this need. If approved for commercial sale, ALX 1-11 would be positioned as a therapy for postmenopausal osteoporosis in patients who either have suffered a fracture due to osteoporosis or have been diagnosed to have significantly decreased bone mass. Once bone mass is restored, patients could be treated with anti-resorptive therapeutics.

ALX 1-11

     We are developing ALX 1-11, an 84 amino acid protein, as a treatment for postmenopausal osteoporosis. Parathyroid hormone (PTH) plays an important role in the regulation of bone mineral metabolism in the body. Recently published studies have shown that PTH has a marked stimulatory effect on new bone formation in animals when administered as a single daily injection.

Furthermore, several clinical investigators have demonstrated in independent studies that a fragment of the PTH molecule enhances bone formation in humans. We believe that these results, published over the past 20 years, suggest that PTH is able to reverse bone loss in osteoporosis sufferers. We also believe that PTH increases the number of bone-forming cells and may also increase the activity of such cells. We confirmed the increase in bone density observed in earlier studies in a Phase II clinical trial. ALX 1-11 may represent a significant treatment alternative for osteoporosis sufferers.

     Development status. In 1994, the Company conducted a Phase I clinical trial in The Netherlands that demonstrated the safety of ALX 1-11 in humans. The Phase II clinical trial for ALX 1-11 was initiated in June 1995 in 18 centers throughout Canada and the United States and involved over 200 women suffering from postmenopausal osteoporosis. The trial was a double blind, placebo-controlled, dose-ranging safety and efficacy study and the course of treatment was 12 months. Patients self-administered one of three different dosages of ALX 1-11 or a placebo by subcutaneous injection in a manner similar to self-administered daily insulin injections by diabetics. The goal of the clinical trial was to compare the relative effectiveness of the three dose levels on spinal bone mineral density. Blood samples were taken in the clinical trial to monitor the effects of the drug on several biochemical markers of bone growth and bone metabolism.

     In June 1996, the Company entered into a collaboration agreement with Astra AB ("Astra") for the development and commercialization of ALX 1-11 for osteoporosis. The Phase II trial was completed in February 1997. The results of the Phase II study demonstrated an average increase in bone mineral density of nearly 7% in the spine over the twelve month period of the study. The final report was submitted to Astra in June 1997 and Astra conveyed its decision to conduct a Phase III trial with ALX 1-11 to the Company in September 1997. In September 1998, Astra notified the Company that it would return all of the assets associated with the program and all related proprietary rights to the Company at no cost and paid a 4,800,000 Netherlands Guilders cancellation penalty.

     The Company intends to begin a Phase III trial with ALX 1-11 in the U.S. and Canada in the first half of 2000. The Phase III study design is based on a double blind, placebo-controlled study for measuring increases in bone mineral density and reductions in clinical fractures.

     Since PTH is a protein, it must be administered by subcutaneous injection at the present time. Alternative routes of administration such as inhalation, intranasal or transdermal may be feasible. A number of companies are investigating alternative routes of administration for a variety of peptides.
In particular, insulin has been shown to be absorbed by the inhalation route and calcitonin is commercially available in an intranasal form. We believe that there is at least one company working on an inhalation form of PTH. The feasibility of administering PTH by one of these other routes is unknown and will need to be investigated. See "Risk Factors-Our product development programs are novel and, consequently, inherently risky. If we are unable to advance our products beyond the early stages of product development or demonstrate clinical efficacy, we will never commercialize a product." and "Risk Factors-If we lose our collaborative partners or if they do not apply adequate resources to our collaborations, our product development and profitability may suffer."

SmithKline Beecham Collaboration

     In conjunction with SmithKline Beecham, we are also pursuing a treatment of osteoporosis focusing on small molecule drugs called calcilytic compounds (calcium receptor antagonists) that, in contrast to calcimimetic compounds, stimulate PTH secretion. This novel approach, which is intended to manipulate the body's own PTH reserves, could provide an effective anabolic therapy for osteoporosis by stimulating new bone formation and replacing bone that has been lost to the disease.

     While chronically high levels of PTH are known to cause bone loss, PTH levels fluctuate daily and this is thought to play a key role in regulating the balance between bone resorption and bone formation. Recent studies in animals, and in humans by other organizations, have shown that frequent, usually daily, injections of exogenous PTH are sufficient to cause a transient increase in circulating PTH levels, resulting in significant stimulation of new bone formation. Several published animal studies have evaluated the structural integrity of this newly formed bone and have found that the increases in bone mass achieved with PTH injections are accompanied by improvements in biomechanical strength and in certain indices of bone structure thought to be related to biomechanical strength.

     In in vivo animal studies, our scientists, together with SmithKline Beecham, have demonstrated that intermittent increases in circulating levels of PTH can be obtained through the use of proprietary small molecules which act in vitro as calcimimetics.

Increased levels of PTH achieved by this mechanism are equivalent to levels of PTH achieved by an injection of PTH sufficient to cause bone growth.

     This approach to the treatment of osteoporosis fits nicely with the approach we are also taking with ALX 1-11. We believe that orally administered, calcilytic drugs that act on the parathyroid cell calcium receptor to increase PTH release from the body's own PTH reserves could provide a cost-effective means of intermittently increasing PTH levels.

     Preclinical Research Status.   In January 1996, we received the first
milestone payment of $3.0 million from SmithKline Beecham for progress made in our osteoporosis collaboration. Medicinal chemistry efforts are being applied to various lead compounds with the goal of identifying clinical development candidates. We have produced a cell line that expresses the human parathyroid calcium receptor and that serves as a proprietary tool for the high throughput screening of compounds to identify new drug candidates. We continue to screen SmithKline Beecham and NPS compound libraries to discover, identify, and characterize additional compounds with calcilytic activity. NPS and SmithKline Beecham are also involved in medicinal chemistry efforts to optimize compound leads obtained from such screening activities. There can be no assurance that lead compounds will be identified, that preclinical and clinical trials will proceed, or that these candidates will prove safe and/or effective, meet applicable regulatory standards, or be successfully marketed. See "Risk Factors-Our product development programs are novel and, consequently, inherently risky. If we are unable to advance our products beyond the early stages of product development or demonstrate clinical efficacy, we will never commercialize a product." and "Risk Factors-If we lose our collaborative partners or if they do not apply adequate resources to our collaborations, our product development and profitability may suffer."

GI Disorders

Short Bowel Syndrome

     Approximately 20,000 to 40,000 patients in North America have undergone surgical resection (removal) of a portion of the small intestine because of gastrointestinal problems that cause the intestine to malfunction. Patients with this condition often do not have enough small intestine remaining after resection to allow for the absorption of sufficient nutrients from the diet since the epithelium of the small intestine is the primary site of nutrient absorption. This results in a condition known as short bowel syndrome (SBS). There are currently no effective therapies available for enhancing the growth and repair of the small intestine epithelium. In extreme cases, the remaining intestine is no longer able to perform its normal function of transporting vital nutrients into the blood stream.

     Patients with severely impaired intestinal function caused by SBS often must be fed intravenously by a technique called total parenteral nutrition ("TPN") for a period of time and, in some cases permanently. TPN costs can exceed $100,000 annually per patient. Approximately 100,000 people in North America are on long-term TPN.

ALX 0600:  GLP-2 Analog

     We are currently developing ALX 0600. This drug candidate is a proprietary analog of a naturally occurring hormone having 33 amino acids and known as Glucagon-Like Peptide-2 or GLP-2. We are developing ALX 0600 for the treatment of short bowel syndrome (SBS), a condition caused by removal of large segments of the small intestine. A published study by one of our academic collaborators demonstrated that the use of ALX 0600 in animals resulted in a marked stimulatory effect on the rate of growth of epithelial cells lining the small intestine. In this study, ALX 0600 induced an approximately 50% increase in weight of small intestine epithelium within ten days of administration. We believe that ALX 0600 may have the ability to induce a similar effect in humans. Furthermore, the growth-promoting properties of ALX 0600 appear to be highly tissue-specific, predominantly affecting the small intestine, thereby reducing the risk of adverse side effects.

     We are presently conducting a pilot Phase II study with ALX 0600 in patients with SBS. In November 1999, the Company entered into an agreement with the Canadian government through a program known as Technology Partnerships Canada. Under the agreement, a $5.78 million (U.S.) investment was made in NPS for the purpose of supporting clinical research and development of ALX 0600. As a result of the investment, we will pay a small royalty to the Canadian government from worldwide commercial sales of ALX 0600.

     We are also investigating the use of ALX 0600 for the replenishment of epithelial cells of the small intestine which are

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damaged by chemotherapy treatment for cancer. ALX 0600 may be suitable as an adjunct therapy to cancer chemotherapy if it can ameliorate the toxic gastrointestinal side effects, thereby improving patient compliance with the chemotherapy regimen and possibly allowing for dose escalation of the chemotherapy agent. The patients that would benefit from such an adjunctive therapy are those patients receiving 5-fluorouracil (administered to approximately 1 million patients per year) or CPT-11 (approximately 500,000 patients per year and increasing). Approximately 16% and 50% of patients receiving these respective therapies experience extreme gastrointestinal side effects sufficient to warrant treatment with an agent such as ALX 0600 should its safety and efficacy be proven in clinical trials.

     We licensed the rights to ALX 0600 from an academic collaborator who is entitled to participate in the proceeds of commercialization of the product candidates, if successfully developed and approved. The Company completed a Phase I clinical trial of ALX 0600 in healthy subjects in November 1998. The Company is developing a recombinant production system that may be used to produce the product. See "Risk Factors-Our product development programs are novel and, consequently, inherently risky. If we are unable to advance our products beyond the early stages of product development or demonstrate clinical efficacy, we will never commercialize a product."

CNS Disorders

Neuroprotection Program:  NPS 1506

     Overview.   Stroke is the third leading cause of death in the United
States, with over 500,000 cases reported each year. In stroke, a blood vessel becomes blocked, which leads to inadequate blood supply to the brain (ischemia). Many stroke victims survive and approximately 100,000 to 150,000 per year are left severely and permanently disabled by nerve damage resulting from stroke. Much of this damage occurs within the first 24 to 48 hours after the stroke and is caused in part by the excessive release of glutamate and the resultant influx of calcium into nerve cells. Published research in animals has shown that much of this damage can be prevented by blocking the influx of calcium into cells, in particular, the influx that results from activation of NMDA (N-methyl-D-aspartate) receptor-operated calcium channels. Calcium influx resulting from the activation of NMDA receptor-operated calcium channels also appears to cause the neuronal damage associated with head trauma. Approximately two million traumatic brain injuries occur each year in the United States, with 25% of these injuries requiring hospitalization, and about 1% resulting in death.

     Certain medical procedures are associated with an increased risk of stroke. For example, strokes occur in 3% to 7% of coronary artery bypass, carotid endarterectomy, and heart valve replacement surgeries. Mild to severe central nervous system dysfunction occurs in up to 80% of these procedures. This is thought to result from multiple micro strokes caused by the release of numerous tiny blood clots into the bloodstream. Our research indicates that it might be possible to lessen the severity of neuronal damage and cognitive impairment that occurs as a result of these procedures by using a prophylactic treatment with neuroprotective compounds.

     NMDA receptor-operated calcium channels play critical roles in normal excitatory neurotransmission and in events that lead to much of the neurological damage associated with stroke and head trauma. Several pharmaceutical companies have recognized the potential of NMDA receptor-operated calcium channels as molecular targets. These companies have begun development of drugs to treat neurological disorders and have identified various lead compounds. However, no such drug has successfully completed clinical trials or been marketed. Work in this field is all the more challenging because NMDA receptor-operated calcium channels are also the site of action of phencyclidine (PCP or angel dust) and most clinically tested compounds that target NMDA receptor-operated calcium channels exhibit undesirable PCP-like side effects (inducing symptoms of psychosis). There are currently no safe and/or effective neuroprotective therapeutics available that slow or stop the progression of brain damage once a stroke or head trauma has occurred.

     Systemic administration of our proprietary class of lead compounds, particularly NPS 1506, has demonstrated significant neuroprotectant activity in certain animal models of ischemic stroke and head trauma. In these animal studies, significant neuroprotectant activity was still observed when administration of the compound was delayed for two hours following the ischemic event. In addition, our compounds have not exhibited PCP-like side effects in a variety of in vitro and in vivo studies in animal models intended to identify those effects.

     Development Status. In July 1997, we began a Phase I clinical trial for NPS 1506 in healthy male volunteers. This trial was completed in early 1998. Results of the trial indicated that the drug was safe and well tolerated. In addition, we began a Phase Ib

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

study in patients who have suffered a stroke within a 48-hour period to assess safety and tolerability of the drug in stroke patients. The clinical phase of this trial has been completed and the data are being evaluated. We are currently searching for a corporate partner to participate in the development of this program. Our ability to secure a development partner for this program will affect our development plan and time line for this program. There can be no assurance that NPS 1506 or any other lead compounds will advance through clinical development, will prove to be safe and/or effective, meet applicable regulatory standards, or be successfully marketed. See "Risk Factors-Our product development programs are novel and, consequently, inherently risky. If we are unable to advance our products beyond the early stages of product development or demonstrate clinical efficacy, we will never commercialize a product."

Epilepsy and Bipolar Disorder-NPS 1776

     Overview-Epilepsy. Many types of epileptic seizures have been medically defined. They range from mild cases of nearly imperceptible behavior, such as staring into space, to dramatic "grand mal" seizures where consciousness is lost and the body convulses uncontrollably. In most cases of recurrent seizures, drugs are the treatment of choice, although in some extreme instances, neurosurgery may be an option. The most frequently used drug therapies include carbamazepine, phenytoin, valproate, barbiturates, and benzodiazepines. Roughly half of all epilepsy patients can control their seizures with available chemical therapies. However, other patients achieve less than adequate control. An estimated 15% of all patients are virtually resistant to drug treatment. Even when some level of seizure control is achieved, it often comes with the disadvantage of serious side effects.

     Overview-Bipolar Disorder. Bipolar disorder is part of a class of diseases referred to as affective illnesses or mood disorders. Affective illnesses include all forms of depression, dysthmia (chronic, moderate depression) manic disease, and bipolar disorder. The most responsive disease in this class of illnesses is bipolar disorder. Until recently, bipolar disorder was known as manic-depressive disorder. It is characterized by the occurrence of both manic and depressive states, usually in alternation. Bipolar disorder, like other mood disorders, is a lifetime illness with no known cure. As a result, the number of bipolar patients continue to increase each year. In the United States, approximately 17.5 million people have affective disorders. Of these, approximately 2.2 million to 2.6 million people have been diagnosed as having bipolar disorder.

     Development Status. Our scientists have identified a lead compound for the treatment of epilepsy. Studies of this small, organic molecule, designated NPS 1776, show that it is effective in a number of animal models of epilepsy and that, importantly, there appears to be a wide margin between doses that control seizures and doses that produce side effects. The compound also exhibited a high margin of safety in animal models when compared to standard epilepsy treatments, including valproate, as measured by a lack of motor impairment side effects following drug administration. Recent research studies have indicated that some drugs normally used in seizure control can offer hope for many bipolar disorder patients. Valproic acid has received FDA approval for the treatment of manic episodes in bipolar disorder. Based on data generated by us and relevant literature, we believe that NPS 1776 may be useful for the treatment of affective mood disorders such as bipolar disorder and for the treatment of epilepsy. NPS 1776 is a branched chain, low molecular weight alifatic amide. Thus, it has some structural similarities to valproic acid (Depakote/a/). However, we believe that NPS 1776 has pharmacologically significant structural distinctions that will provide a better safety profile in comparison to Depakote/a/, such as the lack of teratogenic (birth defect) potential and hepatotoxicity (liver damage). Currently, we are conducting specific studies to address these issues.

     A Phase I clinical trial in healthy male volunteers was completed in December 1998 in the United Kingdom. The purpose of the trial was to evaluate the safety and pharmacokinetics of NPS 1776. A preliminary analysis of the data indicates that the drug was safe and well tolerated. A Phase Ib study was commenced in the United Kingdom in December 1998 to confirm safety and tolerability in volunteers receiving multiple doses of the drug. We are seeking a partner to share in the development of NPS 1776. Future development of NPS 1776 may be dependent on our ability to find a development partner. There can be no assurance that NPS 1776 will advance through clinical development, will prove safe and/or effective, meet applicable regulatory standards, or be successfully marketed. See "Risk Factors-Our product development programs are novel and, consequently, inherently risky. If we are unable to advance our products beyond the early stages of product development or demonstrate clinical efficacy, we will never commercialize a product.

     Other Programs.

     We also have other early stage programs. For example, in the field of migraine we have a compound that has completed a phase Ia trial in the United Kingdom for which we are seeking a development partner. We are also working with Janssen

Pharmaceutica N.V. to identify prospective drug candidates selective for the GlyT-1 transporter for schizophrenia and dementia. We continue to work with Eli Lilly to identify excitatory amino acid receptors as therapeutic targets for various central nervous system disorders. Finally, we have made advances in the elucidation of the neurophysiological roles of metabotropic glutamate receptors. Our scientists have cloned a novel mGluR and developed a proprietary screening technology for identifying molecules active at this receptor and in fact have had success in identifying such molecules.


                                   RISK FACTORS

     You should carefully consider the following risk factors and warnings before making an investment decision. The risks described below are not the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following risks actually occur, our business, financial condition, or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

          We have a history of operating losses and may never reach profitability. We have not been profitable since our inception in 1986. As of September 30, 1999, we had an accumulated deficit of approximately $58.7 million. We expect to continue to incur losses for the next several years. We may never realize significant revenues or be profitable. Factors that will influence the timing and amount of our profitability include:

 .    the success of our product candidates placed with Amgen, Kirin,  SmithKline
     Beecham, Janssen and Eli Lilly;

 .    the development and commercialization of additional products, especially our most advanced non-partnered product candidates ALX 1-11 and ALX 0600, which relate to the treatment of osteoporosis and short bowel syndrome, respectively;

 .    our ability to secure corporate partners to share the expense of development of our non-partnered programs;
 .    timing and difficulty of obtaining regulatory approvals; and
 .    competition.

          We may require additional financing and it is uncertain whether that financing will be available. Most of our funding has come from research and development fees and the sale of stock. No material revenues have been generated from product sales. We have expended and will continue to expend significant sums for preclinical work and clinical trials. We may have to raise additional funds through collaborative relationships or public and private financings. Additional financing may not be available on favorable terms, or at all. If we raise additional funds by selling equity securities, the share ownership of our existing investors could be diluted or the new equity purchasers may obtain terms that are better than those of our existing investors. Lack of financing may delay, reduce or eliminate some of our programs or force us to relinquish rights to technology, product candidates or products.

          Our product development programs are novel and consequently, inherently risky. If we are unable to advance our products beyond the early stages of product development or demonstrate clinical efficacy, we will never commercialize a product. Extensive and costly clinical trials must be conducted to demonstrate safety and efficacy for a pharmaceutical product before it can be approved by the FDA or other regulatory authorities. If we are unable to advance our products beyond the early stages of product development or demonstrate clinical efficacy, we will never commercialize a product. A product candidate that appears to be safe and/or effective in preclinical in vivo tests and early clinical trials may not ultimately prove to be safe and/or effective when tested in a larger number of patients. All of our product candidates could prove to be unsafe and/or ineffective. The failure of one or more of our product candidates could postpone profitability indefinitely. We may also encounter problems in a clinical trial that might significantly delay or cause us to terminate the clinical trial program. Any adverse clinical event could cause delays or prevent us from commercializing additional products. This would have a substantial adverse effect on the operations of our business. Additionally, those product candidates that are successful in the clinic and obtain FDA approval may not be as effective as other products on the market or otherwise be successful in the marketplace.

          If we lose our collaborative partners or if they do not apply adequate resources to our collaborations, our product development and profitability will suffer. Our corporate partners have full control over the development and commercialization activities in their territories. Because we have granted exclusive development, commercialization, and marketing rights to these licensees, the success of the programs are dependent upon their efforts. If the licensees do not satisfactorily perform under the agreements, our financial condition will be materially and adversely affected. Our licensees could terminate these agreements before related lead candidates are identified or any related candidate drugs are developed. If our licensees were to terminate their respective agreements (which is allowed pursuant to the terms of the agreements at any time ), we might not have the financial resources necessary to continue development of those programs. The termination of any or all of these agreements could have a material adverse effect on our business. Much of the revenue that we may receive under these partnerships depends upon our partners' successful development and commercialization of the compounds. Our partners may develop alternative technologies or products outside of their partnerships with us, and the technologies or products may be used to develop treatments for the diseases targeted by our partnerships. This could have a material adverse effect on our business.

          We may not successfully integrate the operations of NPS and Allelix. As a result of the acquisition of Allelix in December, 1999, it is necessary to integrate two companies that previously operated independently. Such integration will require significant effort from each company including the coordination of their efforts in research and development, business development, intellectual property, finance, and administration efforts. There can be no assurance that we will integrate the respective operations of NPS and Allelix without encountering difficulties or experiencing loss of personnel, or that the benefits expected from such integration will be realized. The diversion of the attention of management and any difficulties encountered in the transition process (including the interruption of, or a loss of momentum in, Allelix's or our activities and problems associated with employee uncertainty and the potential loss of key personnel) could have an adverse impact on our ability to realize anticipated benefits from the acquisition.

          The acquisition of Allelix will result in integration costs and transaction expenses that could adversely affect combined financial results. If the benefits of the acquisition do not exceed the costs associated with it, including the dilution to our stockholders resulting from the issuance of shares of NPS Common stock in connection with the acquisition of Allelix, our financial results, including earnings per share, could be adversely affected. We expect to incur significant costs associated with integrating the operations of NPS and Allelix. Such costs may include:

 . elimination of duplicate operations; and . consolidation of certain administration, support, and research and development activities.

     Actual costs may substantially exceed preliminary estimates. In addition, unanticipated expenses associated with integrating the two companies may arise. We expect to incur a charge currently estimated to be $19.5 million in the fourth quarter of 1999 to reflect our write-off of Allelix's in-process research and development efforts. This write-off will not be accompanied by outward cash flow, but may be seen by investors as increasing the net loss of the Company.
We may also incur additional charges in subsequent quarters to reflect costs associated with the acquisition.

     If we are not permitted to write-off a significant amount of the purchase price of Allelix as attributable to in-process research and development, estimates of future period results and actual future period results could be burdened with additional costs, and the price of our common stock could decline. If current accounting rules as interpreted by our auditors and the SEC do not permit us to immediately write off a significant amount of the purchase price for the Allelix acquisition as attributable to in-process research and development, we would have to amortize a correspondingly higher amount of the purchase price over several years. Such amortization would be reflected as an expense item on our statement of operations, and cause it to report higher losses, which may adversely affect our stock price.

     We may experience delay or ineffectiveness in efforts to manage our burn rate and the attendant requirement to reduce costs, delay expenditures (for
example in clinical development), or raise additional equity financing.    We
have announced our intention to devote considerable cash resources to late-stage clinical development, including for example, a Phase III trial for ALX 1-11 for osteoporosis. If our cost estimates are exceeded or incurred earlier than planned, the Company may be required to reduce costs (for example, by reducing head count), to delay developments or to seek additional financing. Failure to manage the mix of this cash expenditure and clinical progress may cause the price of our stock to decline.

     We will need to find corporate partners for new product candidates, the failure to do so may reduce our rate of product development. Our strategy for the development, clinical testing, manufacturing and commercialization of our products requires that we enter into various collaborations with partners, licensors, licensees, and others. There can be no assurance that we will be able to negotiate further collaborative arrangements on acceptable terms, if at all, or that current or future collaborative arrangements will be successful. If we are not able to establish such arrangements, we would experience increased capital requirements to undertake the activities at our own expense. In addition, we may encounter significant delays in introducing our products into certain markets or find that the development, manufacture or sale of our products in certain markets is adversely affected by the absence of collaborative agreements. To the extent we enter into co-promotion or other licensing arrangements, revenues received by us will depend upon the efforts of third parties, and there can be no assurance that such parties will devote such efforts or that such efforts will be successful.

     Difficulty of acquiring rights to external technologies, programs, and development candidates will adversely impact our ability to maintain or expand our product pipeline. We are actively evaluating product acquisition opportunities in order to establish and maintain an appropriate portfolio or pipeline of product candidates. We seek optimum diversity of materials, timetables, development costs, applicability to current medical needs, and other select criteria. We may be unsuccessful in our efforts to identify, acquire and exploit third-party technologies or product opportunities. There can be no assurance that we will be able to negotiate acceptable license and/or collaborative agreements in the future or that efforts under those agreements will be successful. If we choose to and are successful in entering into future agreements, we will also experience increased capital requirements to undertake research, development, and marketing of any in-licensed technologies, programs, and development candidates. In addition, significant delays may be encountered in introducing any in-licensed product candidates into certain markets or we may find that the development, manufacture and sale of these product candidates are adversely affected by competition from others.

     We are subject to extensive government regulation which can be costly, time consuming, and subject us to unanticipated delays. As a result, our products may not be approved, which would seriously impact the value of our company.
Our research and development activities and the investigation, manufacture, distribution, and marketing of drug products are subject to extensive regulation by governmental authorities in the United States and other countries. Prior to marketing in the United States, a drug must undergo rigorous preclinical and clinical testing and an extensive regulatory approval process implemented by the FDA under federal law, including the Federal Food, Drug, and Cosmetic Act. Receipt of such regulatory approval involves, among other things, satisfying the FDA that the product is both safe and/or effective. Typically, this process takes several years depending upon the type, complexity and novelty of the product and the nature of the disease or other indication to be treated. The process also requires an expenditure of substantial resources. Preclinical studies must be conducted in accordance with the FDA's Good Laboratory Practice regulations. Clinical testing is also subject to FDA regulations and must meet requirements for Institutional Review Board oversight and informed consent by clinical trial subjects and patients. Clinical trials may require large numbers of test subjects. We or the FDA may suspend clinical trials at any time if either believes that clinical trial subjects are being exposed to unacceptable health risks, including undesirable or unintended side effects.

     Before receiving FDA approval to market a product, we may have to demonstrate that the product represents an improved form of treatment when compared to existing therapies. Data obtained from preclinical and clinical activities are susceptible to varying interpretations that could delay, limit, or prevent regulatory approvals. In addition, delays or rejections may be encountered based upon additional government regulation from future legislation, administrative action, or changes in FDA policy during the period of product development, clinical trials, and FDA regulatory review. If regulatory approval of a product is granted, such approval will be limited to those disease states and conditions for which the product is useful, as demonstrated through clinical studies. Furthermore, approval may entail ongoing requirements for post-marketing studies. Even if regulatory approval is obtained, a marketed product, its manufacturer, and its manufacturing facilities are subject to continual review and periodic inspections. The Quality System Regulations ("QSR") will be applicable to us or our manufacturers and suppliers. The discovery of previously unknown problems with a product, manufacturer, or facility may result in restrictions on that product or manufacturer, including costly recalls or withdrawal of the product from the market. There can be no assurance that any compound developed by us alone or in conjunction with others will prove to be safe and/or effective in clinical trials and will meet all of the applicable regulatory requirements needed for marketing approval.

     Outside the United States, our ability to market a product is contingent upon receiving marketing authorization from the appropriate foreign regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. This foreign regulatory approval process includes all of the risks associated with FDA approval set forth above.

     We face intense competition and technological change which will impact the acceptance of our products in marketplace and our ability to compete against other companies in our industry. The pharmaceutical industry is intensely competitive. Existing and future products, therapies, technological approaches and delivery systems will compete directly with our products. Competing products may provide greater therapeutic benefits for a specific indication or may offer comparable performance at a lower cost.

     We compete with fully integrated pharmaceutical companies, smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors have drug products already approved or in development and operate large, well-funded research and development programs in these fields. Our competitors may develop safer or more effective drugs and achieve faster or broader regulatory approval. In addition, many of these competitors have wider availability of supply, more effective marketing and sales and/or superior proprietary positions. Any products that we develop may become obsolete before we recover any expenses incurred in connection with development of these products.

     Our success depends on the scope of our intellectual property rights and not infringing the intellectual property rights of others. The validity, enforceability and commercial value of these rights are highly uncertain. Our success will depend, in part, on our ability to obtain and protect patents, maintain trade secrets and operate without infringing the proprietary rights of others. Our patents or patent applications may be challenged, invalidated or circumvented by our competitors. These patents may also fail to provide meaningful competitive advantages to us.

     Intellectual property rights are uncertain and involve complex legal and factual questions. particularly with respect to biotechnology and pharmaceutical patents. Generally, patent applications in the United States are maintained in secrecy until patents issue and publication of discoveries in the scientific or patent literature often lag behind actual discoveries. Accordingly, we cannot be certain that the inventors named in our patent applications were the first to invent, or that we were the first to pursue patent coverage for those inventions. We may unknowingly infringe the proprietary rights of others and may be liable for that infringement, which could result in significant liability for us. We could be forced to either seek a license to intellectual property rights of others or alter our products or processes so that they no longer infringe the proprietary rights of others. A license could be very expensive to obtain, or may not be available at all.

     Similarly, changing our products or processes to avoid infringing the rights of others may be costly or impractical. If we were to become involved in a dispute regarding intellectual property, whether ours or that of another company, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine who had the claimed rights first. We may also be forced to seek a judicial determination concerning the rights in question. These types of proceedings may be costly and time consuming for us, even if we eventually prevail. If we do not prevail, we might be forced to pay significant damages, obtain a license or stop making a certain product.

     We also rely on trade secrets, proprietary know-how, and confidentiality provisions in agreements with collaborative partners, employees, and consultants to protect our intellectual property. However, other parties may not comply with the terms of their agreements with us and we might not be able to adequately enforce our rights against these people, or obtain adequate compensation in respect of the damages caused by such unauthorized disclosure.

     We do not have the capability to manufacture, so we must rely on third parties. This may adversely impact our ability to commercialize products. We do not have any internal manufacturing capacity, and we rely on third-party manufacturers for the manufacture of all of our clinical trial material. If we were unable to contract for a sufficient supply of our compounds on acceptable terms, or if delays and difficulties in our relationships with manufacturers are encountered, our preclinical and human clinical testing schedule would be delayed. Such delay would adversely affect the schedule for submission of products for regulatory approval, the market introduction, and subsequent sales of these products, which would have a materially adverse effect on our business. We will need to expand our existing relationships or to establish relationships with additional third-party manufacturers for products that we successfully develop. We may be unable to establish or maintain relationships with third-party manufacturers on acceptable terms, and third-party manufacturers may be unable to manufacture products in commercial quantities on a cost effective basis. Our dependence upon third parties may adversely affect our profit margins and our ability to develop and commercialize products on a timely and competitive basis. Furthermore, third-party manufacturers may encounter manufacturing or quality control problems in connection with the manufacture of our products and they may be unable to maintain the necessary governmental licenses and approvals to continue manufacturing our products. Our business could be adversely affected if we fail to establish or maintain relationships with third parties for our manufacturing requirements on acceptable terms.

     Also, our corporate collaborators, licensees, or contract manufacturers may be unable to manufacture any developed compounds on a commercial scale, or to manufacture products in quantities, or at prices that will be commercially viable or beneficial to us. The licensees are responsible for manufacturing any products developed under their respective agreements. If we or our collaborators and licensees encounter difficulty in obtaining third-party manufacturing on commercially acceptable terms, their ability to commercialize products may be delayed or foreclosed.

     We will need additional capital to complete development of our unlicensed product candidates. Failure to obtain such capital could delay the development and commercialization of such products. Substantial expenditures will be required to continue existing and planned research and development activities, preclinical and clinical trials, to manufacture or have products manufactured, and to market products from current research and development efforts. Our current resources are inadequate to finance all of the work planned and needed to continue development of our current programs. If we are unable to find licensees or collaborators for one or more of these efforts, we will be required to suspend activities or to raise additional equity capital. There can be no assurances that we can succeed in such efforts.

     We do not have the capability to market and sell products which makes us dependent on third parties for their expertise in this area. We will have to develop a sales force or rely on arrangements with third parties for the marketing, distribution, and sale of any products we develop. We currently lack sales, marketing, and distribution capability. In order to market any products directly, it would be necessary to develop a marketing and sales force with technical expertise and supporting distribution capability. We might not be able to establish in-house sales and distribution capabilities, relationships with third parties for these tasks, or we may be unsuccessful in gaining market acceptance for our products. Additionally, our licensees currently have marketing and distribution rights with respect to products under development for the treatment of HPT and osteoporosis; however, such commercialization rights may revert to us, under certain circumstances, including termination of any agreements.

     Uncertainty of pharmaceutical pricing, reimbursement, and healthcare reform measures may result in our being unable to sell our products profitably. The availability of reimbursement by governmental and other third-party payors affects the market for any pharmaceutical product. These third-party payors continually attempt to contain or reduce the costs of healthcare. There have been a number of legislative and regulatory proposals to change the healthcare system, and further proposals are likely. Under current guidelines, Medicare does not reimburse patients for self-administered drugs. This policy may adversely affect the market for products designed to treat patients with age-related disorders, such as HPT and osteoporosis. In addition, third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty exists with the reimbursement status of newly approved health care products. We might not be able to sell our products profitably if reimbursement is unavailable or limited in scope.

     We need to attract and retain key employees and consultants and manage growth. If we lose key management and scientific personnel on whom we depend, our business could suffer. We are highly dependent on the principal members of our scientific and management staff. Loss of any of these persons could adversely affect our operations. Nonetheless, we do not have long-term employment contracts. Our future success will also depend in large part upon our continued ability to attract and retain highly qualified scientific and management personnel. We face competition for personnel from other companies, academic institutions, government entities, and other organizations. Anticipated growth and expansion into areas and activities requiring additional expertise, such as clinical trials, government approvals, production and marketing, and general pharmaceutical company management, will place increased demands on our resources. These demands may require the addition of new management; research and development, and administrative personnel; and the development of additional expertise by existing management personnel. The failure to acquire such services or develop such expertise could adversely affect prospects for success. Certain of these anticipated future needs are expected to be met through agreements with the licensees and potential additional corporate collaborations, but there can be no assurance that any services provided by them will be sufficient to meet our personnel or management needs.

     We face product liability risks and may not be able to obtain adequate insurance to cover such risks. The testing and commercial use of human therapeutic products entail significant risks. If we succeed in developing products, the use of the products in clinical trials and the sale of products, following regulatory approval, may expose us to liability claims allegedly resulting from use of these products. These claims might be made directly by consumers or others. We have obtained limited product liability insurance coverage for our human clinical trials. This coverage may be insufficient to protect against damages for liability. We might not be able to obtain or maintain product liability insurance in the future on acceptable terms or in sufficient amounts to protect us against damages for liability. Agreements with our licensees provide for indemnification against damage claims, but claims arising from products sold by a collaborative partner or licensee may also include claims directly against us and may not be indemnifiable under the agreement.

     Our operations involve hazardous materials and we must comply with environmental laws and regulations, which can be expensive and restrict how we do business. Our research and development activities involve the controlled use of hazardous materials, radioactive compounds, and other potentially dangerous chemicals and biological agents. Although we believe that our safety procedures for these materials comply with governmental standards, we cannot eliminate the risk of accidental contamination or injury from these materials. If an accident or environmental discharge occurs, we could be held liable for any resulting damages, which could exceed our financial resources. We disposed radioactive waste at a site in Denver, Colorado, which is evidently currently in remediation. Although we were a small contributor to the site and there are a number of other financially responsible contributors, there can be no assurance that we will not be held liable for all or a portion of the clean-up cost or any other costs or damages associated with this disposal site.

     Our stock price has a history of volatility. You should consider an investment in our stock as risky and invest only if you can withstand a significant loss. We receive little attention by securities analysts and frequently experience an imbalance between supply and demand for our stock. We also experience volatility in our stock price. The market price of our common stock has been highly volatile and is likely to continue to be volatile. Factors affecting our stock price include:

 . fluctuations in our operating results;
 . announcements of technological innovations or new commercial therapeutic products by us or our competitors;
 . published reports by securities analysts or the lack thereof;
 . progress with clinical trials;
 . governmental regulation;
 . changes in reimbursement policies;
 . developments in patent or other proprietary rights;
 . publicity, or the lack thereof, concerning the discovery and clinical development activities by our licensees;
 . public concern as to the safety and efficacy of drugs developed by us and our competitors; and
 . general market conditions.

     Issuance of shares under employee stock incentive plans will dilute current stockholders. We maintain stock incentive plans whereby employees, directors, and consultants can acquire shares of NPS common stock through the exercise of stock options, grants, and purchases.

     Antitakeover provisions in our articles, bylaws, Delaware Law, and shareholders rights plan may adversely effect a potential takeover and prevent a stockholder from receiving a favorable price for his or her shares. Certain provisions of our Certificate of Incorporation and Bylaws and Section 203 of the Delaware General Corporation Law could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including those at a price above the then current market value of the common stock. These provisions may also inhibit fluctuations in the market price of the common stock that could result from takeover attempts. In addition, the Board of Directors, without further stockholder approval, may issue preferred stock that could delay or prevent a change in control of NPS as well as adversely affecting the voting power of the holders of common stock, including the loss of control to others. In addition, the Board of Directors has adopted a Shareholder Rights Plan, commonly known as a "poison pill," that may have the effect of delaying or preventing a change in control.

     We have never paid cash dividends on our common stock.   We intend to
retain any future earnings to finance the growth and development of our business, and we do not plan to pay cash dividends in the foreseeable future.

     Unexpected Year 2000 related problems could still arise and, if significant, could result in a material adverse effect During 1999, we planned, inventories and evaluated systems, remediated, replaced where and when necessary and tested such remediation and replacements. We used internal information systems technology personnel and other personnel. As a result, we experienced no year 2000 related issues on January 1, 2000. However, we recognize that there may be residual effects related to year 2000 issues. We do not have any way to assess the costs related to remediation where possible. We may in the future identity a significant internal or external year 2000 residual issue which, if not remedied in a timely manner, could have a material adverse effect on our business, financial condition and results of operations.

                              PLAN OF DISTRIBUTION

     The selling stockholders may sell the shares from time to time. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The selling stockholders may effect these transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

 .    a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

 .    purchases by a broker-dealer as principal and resale by a broker-dealer for its account under this prospectus,

 .    an exchange distribution in accordance with the rules of an exchange,

 .    ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

 .    in privately negotiated transactions.


     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, the amendment or supplement will disclose:

 .    the name of each selling stockholder and of the participating broker-
     dealer(s),

 .    the number of shares involved,

 .    the price at which the shares were sold,

 .    the commissions paid or discounts or concessions allowed to the broker-
     dealer(s), where applicable,

 .    that a broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

 .    other facts material to the transaction.

     In addition, upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

     The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the deliver to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the loaned shares, or upon a default the broker-dealer may sell the pledged shares under this prospectus.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act of 1933, as amended, in connection with sales of the shares. Accordingly, any commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

     The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

     We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against specific liabilities, including liabilities arising under the Securities Act. The selling stockholders have agreed to indemnify specific persons, including broker-dealers and agents, against specific liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

                                 LEGAL MATTERS

     James U. Jensen, Vice President, Corporate Development & Legal Affairs, will pass on the validity of our common stock being registered.

                                    EXPERTS

     Our financial statements as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998 and for the period from October 22, 1986 (inception) to December 31, 1998 have been incorporated by reference in this prospectus and the related registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of KPMG LLP as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the registration statement on Form S-3 of which this prospectus is a part (File No. 333-___), as well as reports, proxy statements and other information filed by us, at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the following regional offices of the SEC: 7 World Trade Center, Suite 1300, New York, New York, 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661. You can obtain copies of this material from the Public Reference Room of the SEC at 450 Fifth Street N.W., Washington, D.C., 20549, at prescribed rates. You can call the SEC at 1-800-732-0330 for information regarding the operation of its Public Reference Room. The SEC also maintains a world wide web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants like our company that file electronically.

     The SEC allows us to "incorporate by reference" other information that we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and replace this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we have sold all of the securities that we have registered:

     1. Our Annual Report on Form 10K/A for the fiscal year ended December 31, 1998, including information in our Proxy Statement in connection with our 1999 Annual Meeting of Stockholders;

     2. Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1999, June 30, 1999, and September 30,

1999;

     3. Our Current Reports on Form 8-K filed on October 1, 1999, November 12 1999, November 18, 1999, and January 10, 2000;

     4. Our Proxy Statement for the December 15, 1999 Special Stockholders Meeting.

     5. The description of our common stock contained in our Registration Statement on Form 8-A filed May 23, 1994.

     The reports and other documents that we file after the date of this prospectus will update and supersede the information in this prospectus.

     If you make a request for this information in writing or by telephone, we will provide you without charge, a copy of any or all of the information incorporated by reference in the registration statement of which this prospectus is a part. Requests for this information should be submitted in writing to:
Corporate Secretary, NPS Pharmaceuticals, Inc., 420 Chipeta Way, Salt Lake City, Utah, 84108, (801) 583-4939.

 You should rely only on the
 information contained in this
 prospectus.  We have not authorized
 anyone to provide you with
 information different from that
 contained in this prospectus.  The
 selling stockholders are offering to
 sell, and seeking offers to buy                  3,900,000 Shares
 shares of NPS Pharmaceuticals, Inc.
 common stock only in jurisdictions
 where offers and sales are
 permitted.  The information                            [LOGO]
 contained in this prospectus is
 accurate only as of the date of this         NPS PHARMACEUTICALS, INC.
 prospectus, regardless of the time
 of delivery of this prospectus or of
 any sale of the NPS common stock.
                                                     COMMON STOCK

           _________________

           TABLE OF CONTENTS
                                       Page
                                       ----

Forward-Looking Statements............   3      _______________________

Selling Stockholders..................   3            PRELIMINARY
                                                     PROSPECTUS
Use of Proceeds.......................   4
                                                  February 4, 2000
Business..............................   5      _______________________

Risk Factors..........................  12

Plan of Distribution..................  18

Legal Matters.........................  19

Experts...............................  19

Where You Can Find More Information...  19

PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 4. Other Expenses of Issuance and Distribution.

     The following table sets forth the costs and expenses, other than underwriting discounts payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the Nasdaq National Market additional listing fee.

Securities and Exchange Commission Registration Fee......... $10,773.75
Nasdaq National Market Listing Fee.......................... $17,500.00
Accountant's Fees and Expenses.............................. $ 5,000.00
Legal Fees and Expenses..................................... $ 5,000.00
Miscellaneous Expenses...................................... $ 2,000.00
                                                             ----------

                      Total................................. $40,273.75
                                                             ==========

Item 5. Indemnification of Directors and Officers.

     Under Section 145 of the Delaware General Corporation Law, the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. The Company's Bylaws also provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent not prohibited by Delaware law.

     The Company's Certificate of Incorporation provides for the elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Company and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     The Company has entered into agreements with its directors and executive officers that require the Company to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Company or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

Item 6. Exhibits.

Exhibit No.                                          Description
-----------  -------------------------------------------------------------------------------------------
        5.1  Opinion of Counsel
      10.36  Form of Stock Purchase Agreement dated February 3, 2000 between NPS Pharmaceuticals, Inc.
             and the Purchaser
       23.1  Consent of independent auditors.
       23.2  Consent of counsel (included in Exhibit 5.1).
       24.1  Power of Attorney (incorporated in the signature page of this Form S-3).
-----------

Item 7. Undertakings.

     A.    The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

               (iii) To include any material information with respect to the Plan of Distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act that are incorporated by reference in the Registration Statement.

          (2)  That, for the purpose of determining any liability under the
Securities Act, each such post-effective amendment shall be deemed   to be a new
registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

     B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     D.   The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake, County of Salt Lake, State of Utah, on the 4th day of February, 2000.

                                    NPS PHARMACEUTICALS, INC.


                                    By:  /s/ James U. Jensen
                                       ------------------------------------
                                         James U. Jensen, Vice President
                                         Corporate Development and Legal
                                         Affairs and Secretary

                               POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Hunter Jackson, Ph.D., and James U. Jensen, J.D. his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

       Signature                            Title                           Date
------------------------  -----------------------------------------  -------------------
                          President, Chief Executive Officer and
/s/ Hunter Jackson        Chairman of the Board                      February 4, 2000
------------------------
Hunter Jackson
                          Vice President, Finance, Chief Financial
/s/ Robert K. Merrell     Officer and Treasurer                      February 4, 2000
------------------------
Robert K. Merrell
                          Vice President, Corporate Development
/s/ James U. Jensen       and Legal Affairs, Secretary and Director  February 4, 2000
------------------------
James U. Jensen

/s/ Santo J. Costa        Director                                   February 4, 2000
------------------------
Santo J. Costa

/s/ John R. Evans         Director                                   February 4, 2000
------------------------
Dr. John R. Evans

/s/ James G. Groninger    Director                                   February 4, 2000
------------------------
James G. Groninger

/s/ Joseph Klein, III     Director                                   February 4, 2000
------------------------
Joseph Klein, III

/s/ Donald E. Kuhla       Director                                   February 4, 2000
------------------------
Donald E. Kuhla

/s/ Thomas N. Parks       Director                                   February 4, 2000
------------------------
Thomas N. Parks

        Signature                           Title                            Date
------------------------  -----------------------------------------  -------------------
/s/ Edward Rygiel         Director                                   February 4, 2000
------------------------
Edward Rygiel

/s/ Calvin R. Stiller     Director                                   February 4, 2000
------------------------
Dr. Calvin R. Stiller

/s/ Peter G. Tombros      Director                                   February 4, 2000
------------------------
Peter G. Tombros

                                 EXHIBIT INDEX

Exhibit No.                                    Description
        5.1  Opinion of Counsel
      10.36  Form of Stock Purchase Agreement dated February 4, 2000 between NPS Pharmaceuticals, Inc. and the Purchaser.
       23.1  Consent of independent auditors.
       23.2  Consent of counsel (included in Exhibit 5.1).
       24.1  Power of Attorney (incorporated in the signature page of this Form S-3).
-----------

                                      25